SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. )*

SkyWater Technology, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

83089J108
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	83089J108

1	NAMES OF REPORTING PERSONS

CMI Oxbow Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
27,559,404

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
27,559,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,559,404

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
70.6%*

12	TYPE OF REPORTING PERSON*
CO

*
This percentage calculation is based on 39,059,743 shares of the common stock of the Issuer (“Common Stock”) outstanding as of November 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 8, 2021.

CUSIP NO.	83089J108

1	NAMES OF REPORTING PERSONS

Oxbow Industries, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
27,559,404

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
27,559,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,559,404

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
70.6%**

12	TYPE OF REPORTING PERSON*
CO

**
This percentage calculation is based on 39,059,743 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021.

CUSIP NO.	83089J108

1	NAMES OF REPORTING PERSONS

Loren A. Unterseher

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
27,559,404

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
27,559,404

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,559,404

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
70.6%**

12	TYPE OF REPORTING PERSON*
CO

**
This percentage calculation is based on 39,059,743 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021.

Item 1(a)	Name of Issuer:

The name of the issuer is SkyWater Technology, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Issuer’s principal executive offices are located at 2401 East 86th Street, Bloomington, Minnesota 55425.

Item 2(a)	Name of Person Filing:

This Schedule 13G is being filed by CMI Oxbow Partners, LLC (“CMI Oxbow”), a Delaware limited liability company, Oxbow Industries, LLC (“Oxbow Industries”), a Minnesota limited liability company, and Loren A. Unterseher (collectively with CMI Oxbow and Oxbow Industries, the “Reporting Persons”).

The Reporting Persons may be deemed to beneficially own 27,559,404 shares of the common stock of the Issuer (“Common Stock”). CMI Oxbow is the record holder of 27,559,404 shares of Common Stock. Oxbow Industries is the majority member of CMI Oxbow. Mr. Unterseher is a member, and the Managing Partner, of Oxbow Industries, and has the right to direct the management and policies of Oxbow Industries. Oxbow Industries has the right to direct the management and policies of CMI Oxbow. As a result, Mr. Unterseher may be deemed to be the beneficial owner of all the shares of Common Stock owned by Oxbow Industries, and Oxbow Industries may be deemed to be the beneficial owner of all the shares of Common Stock owned by CMI Oxbow.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is 4450 Excelsior Boulevard, Suite 440, Minneapolis, Minnesota 55416.

Item 2(c)	Citizenship:

CMI Oxbow is a Delaware limited liability company. Oxbow Industries is a Minnesota limited liability company. Loren A. Unterseher is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e)	CUSIP No.:

83089J108

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned:
Each of CMI Oxbow, Oxbow Industries, and Mr. Unterseher may be deemed to beneficially own 27,559,404 shares.
(b)	Percent of class:
CMI Oxbow 70.6%[1] Oxbow Industries 70.6%[1] Loren A. Unterseher 70.6%[1]
(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: -0- for all Reporting Persons

	(ii)	Shared power to vote or direct the vote:
CMI Oxbow 27,559,404 Oxbow Industries 27,559,404 Loren A. Unterseher 27,559,404
	(iii)	Sole power to dispose or direct the disposition: -0- for all Reporting Persons

	(iv)	Shared power to dispose or direct the disposition:
CMI Oxbow 27,559,404 Oxbow Industries 27,559,404 Loren A. Unterseher 27,559,404

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

1
This percentage calculation is based on 39,059,743 shares of Common Stock outstanding as of November 4, 2021, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed with the SEC on November 8, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

CMI Oxbow Partners, LLC
By:	/s/ Loren A. Unterseher
Name:	Loren A. Unterseher
Title:	President

Oxbow Industries, LLC
By:	/s/ Loren A. Unterseher
Name:	Loren A. Unterseher
Title:	Managing Partner

Loren A. Unterseher
/s/ Loren A. Unterseher

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Joint Filing Agreement dated February 11, 2022.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 11, 2022

CMI Oxbow Partners, LLC
By:	/s/ Loren A. Unterseher
Name:	Loren A. Unterseher
Title:	President

Oxbow Industries, LLC
By:	/s/ Loren A. Unterseher
Name:	Loren A. Unterseher
Title:	Managing Partner

Loren A. Unterseher
/s/ Loren A. Unterseher